News Release

CIBC declares dividends

(Toronto, ON — May 26, 2004) —CIBC’s board of directors today declared a dividend of 60 cents per share on common shares for the quarter ending July 31, 2004, payable on July 28, 2004 to shareholders of record on June 28, 2004.

Class A Preferred Shares

Other dividends per share for the quarter ending July 31, 2004, payable on July 28, 2004, to holders of record on June 28, 2004, were declared as follows:

Series 15 — $0.353125
Series 16 — US$0.353125
Series 17 — $0.340625
Series 18 — $0.34375
Series 19 — $0.309375
Series 20 — US$0.321875
Series 21 — $0.375
Series 22 — US$0.390625
Series 23 — $0.33125
Series 24 — $0.375
Series 25 — $0.375
Series 26 — $0.359375
Series 27 — $0.35000

For further information: Rob McLeod, Senior Director, Communications and Public Affairs, (416) 980-3714 or Kathryn A. Humber, Senior Vice-President of Investor Relations, (416) 980-3341.